Filed Pursuant to Rule 424(b)(3)
File No. 333-104633

PROSPECTUS

LIMITED BRANDS, INC.

Offer to Exchange
6.95% Exchange Debentures due 2033
for
6.95% Debentures due 2033

          We are offering to exchange up to $350,000,000 of our new 6.95% Exchange Debentures due 2033 for up to $350,000,000 of our existing 6.95% Debentures due 2033. The terms of the new debentures are identical in all material respects to the terms of the old debentures, except that the new debentures have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old debentures do not apply to the new debentures.

          To exchange your old debentures for new debentures:

•	you are required to make the representations described on page 6 to us

•	you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, The Bank of New York, by 5:00 p.m., New York time, on May 29, 2003

•	you should read the section called “The Exchange Offer” for further information on how to exchange your old debentures for new debentures

          See “Risk Factors” beginning on page 8 for a discussion of risk factors that should be considered by you prior to tendering your old debentures in the exchange offer.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

April 30, 2003

          Each broker-dealer that receives new debentures for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new debentures. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new debentures received in exchange for old debentures where such old debentures were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business six months after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

          In this prospectus the terms “Limited Brands,” “we,” “us,” and “our” refer to Limited Brands, Inc.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-4 under the Securities Act with respect to our offering of the new debentures. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the new debentures in the registration statement. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to the company and the new debentures, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit to the registration statement, reference is made to the copy of such contract or other document filed as an exhibit, each statement being qualified in all respects by such reference.

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

          The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended February 1, 2003 (including the portions of the proxy statement for our annual meeting of stockholders to be held on May 19, 2003 incorporated by reference therein).

•	Current Report on Form 8-K filed on February 12, 2003.

•	Current Report on Form 8-K filed on March 4, 2003 and Amendment No. 1 on Form 8-K/A filed on April 22, 2003.

•	Current Report on Form 8-K filed on April 7, 2003.

          All documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus and prior to the termination of the exchange offer shall also be deemed to be incorporated in this prospectus by reference.

          You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:

Limited Brands, Inc. Three Limited Parkway P.O. Box 16000 Columbus, Ohio 43216 (614) 415-7076

          You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an exchange offer of the debentures in any state where the exchange offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Investors should read all information supplementing this prospectus.

DISCLOSURE ABOUT FORWARD-LOOKING STATEMENTS

          This prospectus contains or incorporates by reference forward-looking statements. Investors are cautioned that such forward-looking statements are subject to risks and uncertainties, including those described under “Risk Factors,” many of which are beyond our control. Accordingly, actual results may differ materially from those expressed or implied in any such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend” and similar expressions may identify forward-looking statements.

          All forward-looking statements are qualified by the risks described under “Risk Factors” which, if they develop into actual events, could have a material adverse effect on our businesses, financial condition or results of operations. In addition, investors should consider the other information contained in or incorporated by reference into this prospectus.

          We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this prospectus to reflect circumstances existing after the date of this prospectus or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

SUMMARY

          This summary highlights the more detailed information in this prospectus and you should read the entire prospectus carefully.

Debentures Offered	We are offering up to $350,000,000 aggregate principal amount of 6.95% Exchange Debentures due 2033, which have been registered under the Securities Act.

The Exchange Offer	We are offering to issue the new debentures in exchange for a like principal amount of your old debentures. We are offering to issue the new debentures to satisfy our obligations contained in the registration rights agreement entered into when the old debentures were sold in transactions permitted by Rule 144A under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see “The Exchange Offer.”

Tenders, Expiration Date, Withdrawal	The exchange offer will expire at 5:00 p.m. New York City time on May 29, 2003 unless it is extended. If you decide to exchange your old debentures for new debentures, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new debentures. If you decide to tender your old debentures in the exchange offer, you may withdraw them at any time prior to 5:00 p.m. New York City time on May 29, 2003. If we decide for any reason not to accept any old debentures for exchange, your old debentures will be returned to you without expense to you promptly after the exchange offer expires.

Federal Income Tax Consequences	Your exchange of old debentures for new debentures in the exchange offer will not be a taxable exchange for Federal income tax purposes. See “Material United States Federal Income Tax Consequences of the Exchange Offer.”

Use of Proceeds	We will not receive any proceeds from the issuance of the new debentures in the exchange offer.

Exchange Agent	The Bank of New York is the exchange agent for the exchange offer.

Failure to Tender Your Old Debentures	If you fail to tender your old debentures in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require us to register your old debentures or to pay you additional interest.

          You will be able to resell the new debentures without registering them with the SEC if you meet the requirements described below.

          Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that new debentures issued in exchange for old debentures in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new debentures under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving debentures for your own account, so long as:

•	you are not one of our “affiliates,” which is defined in Rule 405 of the Securities Act;

•	you acquire the new debentures in the ordinary course of your business;

•	you do not have any arrangement or understanding with any person to participate in the distribution of the new debentures; and

•	you are not engaged in, and do not intend to engage in, a distribution of the new debentures.

          If you are an affiliate of Limited Brands, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new debentures acquired in the exchange offer, you (1) should not rely on our interpretations of the position of the SEC’s staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

          If you are a broker-dealer and receive new debentures for your own account in the exchange offer:

•	you must represent that you do not have any arrangement with us or any of our affiliates to distribute the new debentures;

•	you must acknowledge that you will deliver a prospectus in connection with any resale of the new debentures you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

•	you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new debentures received in exchange for old debentures acquired by you as a result of market making or other trading activities.

          Each broker-dealer that receives new debentures for its own account in exchange for old debentures, where such old debentures were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new debentures. See “Plan of Distribution.”

Summary Description of the Exchange Debentures

          The terms of the new debentures and the old debentures are identical in all material respects, except that the new debentures have been registered under the Securities Act, and the transfer restrictions and registrations rights relating to old debentures do not apply to the new debentures.

Interest Payment Dates	March 1 and September 1 of each year

Optional Redemption	We may redeem the debentures, in whole or in part, at any time at the “make-whole” prices described in “Description of Debentures--Optional Redemption.”

Ranking	The debentures will be our senior unsecured obligations and will rank on a parity with all our other senior unsecured unsubordinated indebtedness, including all other unsubordinated debt securities issued under the indenture. The indenture provides for the issuance from time to time of senior unsecured indebtedness by us in an unlimited amount. See “Description of the Exchange Debentures.”

Use of Proceeds	We will not receive any proceeds from the exchange of new debentures for old debentures.

The Company

          Limited Brands, Inc., a Delaware corporation formerly known as The Limited, Inc., sells women’s and men’s apparel, women’s intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses. Merchandise is targeted to appeal to customers in various market segments that have distinctive consumer characteristics. Limited Brands, Inc., including Victoria’s Secret, Bath and Body Works, Express, Express Men’s (Structure), Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates approximately 4,000 specialty stores. Victoria’s Secret products are also available through its catalog and www.VictoriasSecret.com.

          Limited Brands was re-incorporated as The Limited, Inc. under the laws of Delaware in 1982, changed its name to Limited Brands, Inc. in May 2002, and has its principal executive offices at Three Limited Parkway, P.O. Box 16000, Columbus, Ohio 43216. Our Investor Relations telephone number is 614-415-7076. Internet users can obtain information about Limited Brands and its services at www.limitedbrands.com. However, the information on our website and on the Victoria’s Secret website is not a part of this prospectus.

Recent Developments

          On February 3, 2003, we announced:

•	a 33% increase in our common stock annual cash dividend to $0.40 from $0.30 cents per share. The quarterly dividend of $0.10 per share is payable on March 18, 2003 to shareholders of record at the close of business on March 7, 2003.

•	authorization by our Board of Directors of a repurchase of up to $150 million of our outstanding shares. We may repurchase shares from time to time in the open market or through privately negotiated transactions, depending on prevailing market conditions.

          On February 7, 2003, we announced the creation of an Office of the Chief Executive and appointed Dr. Leonard A. Schlesinger as Vice Chairman. In addition, Dr. Schlesinger will retain his position as Chief Operating Officer.

          On February 10, 2003, we announced the appointment of Neil Fiske to the position of Chief Executive Officer, Bath & Body Works (BBW). Mr. Fiske joins Ken Stevens, whose role was elevated to President in January in connection with the retirement of former BBW President and CEO Beth Pritchard.

RISK FACTORS

          In addition to the other information contained in or incorporated by reference into this prospectus, you should carefully consider the following risk factors in deciding whether to exchange your debentures.

Risks Relating to Limited Brands and its Business

Our revenue and profit results are sensitive to general economic conditions, consumer confidence and spending patterns.

          Our growth, sales and profitability may be adversely affected by negative local, regional, national or international economic trends that shake consumer confidence, including the effects of war, terrorism or the threat thereof. Purchases of women’s and men’s apparel, women’s intimate apparel, personal care products and accessories often decline during periods when economic or market conditions are unsettled or weak. In such circumstances, we may increase the number of promotional sales, which would further adversely affect profitability.

          Our net sales, operating income and inventory levels fluctuate on a seasonal basis.

          Our businesses experience major seasonal fluctuations in their net sales and operating income, with a significant portion of their operating income typically realized during the fourth quarter holiday season. Any decrease in sales or margins during this period could have a disproportionate effect on our financial condition and results of operations.

          Seasonal fluctuations also affect our inventory levels, since we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling the inventory during the holiday period, we may have to sell the inventory at significantly reduced prices or we may not be able to sell the inventory at all.

          We may be unable to compete favorably in the highly competitive segment of the retail industry.

          The sale of intimate and other apparel, personal care products and accessories is highly competitive. Increased competition could result in price reductions, increased marketing expenditures and loss of market share, all of which could have a material adverse effect on our financial condition and results of operations.

          We compete for sales with a broad range of other retailers, including individual and chain fashion specialty stores and department stores. In addition to the traditional store-based retailers, we also compete with direct marketers that sell similar lines of merchandise, who target customers through catalogs and e-commerce. Direct marketers also include traditional store-based retailers like us who are competing in the catalog and e-commerce distribution channels. Our direct response business competes with numerous national and regional catalog and e-commerce merchandisers. Brand image, marketing, fashion design, price, service, quality, image presentation and fulfillment are all competitive factors in catalog and e-commerce sales.

          Some of our competitors may have greater financial, marketing and other resources available to them. In many cases, our primary competitors sell their products in department stores that are located in the same shopping malls as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls.

We may not be able to keep up with fashion trends and may not be able to launch new product lines successfully.

          Our success depends in part on management’s ability to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. Customer tastes and fashion trends change rapidly. If we are unable to successfully anticipate, identify or react to changing styles or trends and misjudge the market for our products or any new product lines, our sales will be lower and we may be faced with a significant amount of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions or price markdowns, which could have a material adverse effect on our profitability. Our brand image may also suffer if customers believe merchandise misjudgments indicate that we are no longer able to offer the latest fashions.

          We may lose key personnel.

          We believe that we have benefited substantially from the leadership and experience of our senior executives, including Leslie H. Wexner (our Chairman of the Board of Directors and Chief Executive Officer). The loss of the services of any of these individuals could have a material adverse effect on our business and prospects. Our future success will also depend on our ability to recruit, train and retain other qualified personnel. Competition for key personnel in the retail industry is intense.

Our manufacturers may be unable to manufacture and deliver products in a timely manner or meet quality standards.

          We purchase apparel through our wholly owned subsidiary, Mast, a contract manufacturer and apparel importer, as well as through other contract manufacturers and importers and directly from third-party manufacturers. Personal care, fragrance and beauty products are also purchased through other contract manufacturers and importers and directly from third-party manufacturers. Similar to most other specialty retailers, we have narrow sales windows for much of our inventory. Factors outside our control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.

          We rely significantly on foreign sources of production.

          We purchase apparel merchandise directly in foreign markets and in the domestic market, some of which is manufactured overseas. We do not have any long-term merchandise supply contracts and many of our imports are subject to existing or potential duties, tariffs or quotas. We compete with other companies for production facilities and import quota capacity.

          We also face a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

•	political instability;

•	imposition of new legislation relating to import quotas that may limit the quantity of goods which may be imported into the United States from countries in a particular region;

•	imposition of duties, taxes, and other charges on imports;

•	currency and exchange risks;

•	local business practice and political issues, including issues relating to compliance with domestic or international labor standards which may result in adverse publicity; and

•	potential delays or disruptions in shipping and related pricing impacts.

          New initiatives may be proposed that may have an impact on the trading status of certain countries and may include retaliatory duties or other trade sanctions which, if enacted, would increase the cost of products purchased from suppliers in such countries. In addition, the recent outbreak of severe acute respiratory syndrome (SARS) in the People’s Republic of China and concerns over its spread in Asia and elsewhere could have a negative effect on the economies, financial markets and business activity in Asia and elsewhere. Our purchases of merchandise from Asian manufacturing operations may be exposed to this risk. The future performance of our businesses will depend upon these and the other factors listed above which are beyond our control. These factors may have a material adverse effect on our business.

          We depend on a high volume of mall traffic and the availability of suitable lease space.

          Many of our stores are located in shopping malls. Sales at these stores are derived, in part, from the high volume of traffic in those malls. Our stores benefit from the ability of the mall’s “anchor” tenants, generally large department stores, and other area attractions to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from non-mall retailers and other malls where we do not have stores and the closing of anchor department stores. In addition, a decline in the desirability of the shopping environment in a particular mall, or a decline in the popularity of mall shopping among our target consumers, would adversely affect our business.

          Part of our future growth is significantly dependent on our ability to open new stores in desirable locations with capital investment and lease costs that allow us to earn a reasonable return. We cannot be sure as to when or whether such desirable locations will become available at reasonable costs.

          Increases in costs of mailing, paper and printing may affect our business.

          Postal rate increases and paper and printing costs will affect the cost of our order fulfillment and catalog and promotional mailings. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. Future paper and postal rate increases could adversely impact our earnings if we are unable to pass such increases directly onto our customers or offset such increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems.

Risk Relating to the Exchange Debentures

We depend on payments from our subsidiaries and claims of exchange debenture holders rank junior to those of creditors of our subsidiaries.

          We are a holding company that conducts substantially all of our operations through our subsidiaries. We perform management, legal, financial, tax, consulting, administrative and other services for our subsidiaries. Our principal sources of cash are from external financings, dividends and advances from our subsidiaries, investments, payments by our subsidiaries for services rendered, and interest payments from our subsidiaries on cash advances. The amount of dividends available to us from our subsidiaries largely depends upon each subsidiary’s earnings and operating capital requirements. In addition, the ability of our subsidiaries to make any payments to us may be affected by tax considerations and legal restrictions.

          As a result of our holding company structure, the exchange debentures will effectively rank junior to all existing and future debt, trade payables and other liabilities of our subsidiaries. Our or our creditors’ right to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary’s creditors, including trade creditors, except to the extent that we may be a creditor of such a subsidiary.

          There may not be an active market for the old debentures or the new debentures.

          The old debentures and the new debentures constitute new issues of securities with no established public trading market. We do not intend to apply for listing of the new debentures on any securities exchange or for inclusion of the new debentures in any automated quotation system. There can be no assurance that an active public market for the new debentures will develop or as to the liquidity of any market that may develop for the new debentures, the ability of holders to sell the new debentures, or the price at which holders would be able to sell the new debentures. Future trading prices of the new debentures will depend on many factors, including among other things, prevailing interest rates, our operating results and the market for similar securities.

          Any old debentures not tendered or accepted in the exchange offer will remain outstanding. To the extent that old debentures are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, old debentures could be adversely affected. Following consummation of the exchange offer, the holders of old debentures will continue to be subject to the existing restrictions on transfer thereof and we will have no further obligation to those holders, under the registration rights agreement, to provide for the registration under the Securities Act of the old debentures. There may be no trading market for the old debentures.

USE OF PROCEEDS

          We will not receive any cash proceeds from the issuance of the new debentures. The new debentures will be exchanged for old debentures as described in this prospectus upon our receipt of old debentures. We will cancel all of the old debentures surrendered in exchange for the new debentures.

          Our net proceeds from the sale of the old debentures were approximately $346 million, after deduction of the initial purchasers’ discounts and commissions and other expenses of the offering. We used the net proceeds of the old debentures for general corporate purposes, which included redemption of $250 million aggregate principal amount of our 7-1/2% Debentures due March 2023.

RATIOS OF EARNINGS TO FIXED CHARGES

          The table below sets forth our ratios of earnings to fixed charges for the periods indicated. The ratios have been calculated based upon earnings from continuing operations before fixed charges and taxes on income. Fixed charges include interest and an estimate of the portion of minimum rentals that represents interest.

For the Fiscal Years Ended
February 1, 2003	February 2, 2002	February 3, 2001	January 29, 2000	January 30, 1999
5.31	5.82	4.63	4.40	10.79

          For the purpose of calculating the ratios of earnings to fixed charges, we calculate earnings by adding fixed charges to pre-tax income from continuing operations before minority interests in consolidated subsidiaries and income or loss from equity investees. Fixed charges include total interest and a portion of rentals, which we believe is representative of the interest factor of our rental expense. The ratios presented above have been adjusted to reflect the reclassification of landlord allowances, which resulted in a reduction of rent expense for all periods presented. See our Annual Report on Form 10-K for the year ended February 1, 2003, incorporated by reference herein, for further discussion of this reclassification.

          Pre-tax income includes the effect of the following special items:

In the fiscal year ended February 1, 2003: (1) a $33.8 million non-cash, special and nonrecurring charge resulting from the Intimate Brands, Inc. recombination and (2) a $6.1 million gain resulting from the sale of our interest in Charming Shoppes, Inc. common stock.

In the fiscal year ended February 2, 2002: (1) a $170.0 million gain from the sale of Lane Bryant and (2) an aggregate gain of $62.1 million from the initial public offerings of Galyan’s Trading Company Inc. and Alliance Data Systems Corp.

In the fiscal year ended February 3, 2001: a $9.9 million charge to close Bath & Body Works’ nine stores in the United Kingdom.

In the fiscal year ended January 29, 2000: (1) the reserve reversal of $36.6 million related to downsizing costs for Henri Bendel; (2) an $11.0 million gain from the sale of our 60% majority interest in Galyan’s Trading Company Inc.; and (3) a $13.1 million charge for transaction costs related to the Limited Too spin-off.

In the fiscal year ended January 30, 1999: (1) a $l.651 billion tax-free gain on the split-off of Abercrombie & Fitch; (2) a $93.7 million gain from the sale of our remaining interest in Brylane, Inc.; and (3) a $5.1 million charge for associate termination costs of Henri Bendel.

SELECTED CONSOLIDATED FINANCIAL DATA

          The following selected consolidated financial data should be read in conjunction with the historical financial statements and related notes contained in our Annual Report on Form 10-K filed with the SEC and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

          The information for each of the fiscal years 1998, 1999, 2000, 2001 and 2002 was derived from the audited consolidated financial statements included in our Annual Reports on Form 10-K.

	Fiscal Years

	2002	(b) 2001	(a) 2000	(b) 1999	(b) 1998

Summary of Operations (c)	(Dollars in millions except per share amounts)
Net sales	$8,445	$8,423	$9,080	$8,765	$8,436
Gross income	$3,094	$3,016	$3,185	$3,051	$2,742
Operating income (d)	$838	$896	$832	$881	$2,426
Operating income as a percentage of
sales (d)	9.9%	10.6%	9.2%	10.1%	28.8%
Net income from continuing operations (e)	$496	$506	$407	$431	$2,048
Net income from continuing operations
as a percentage of sales (e)	5.9%	6.0%	4.5%	4.9%	24.3%

Per Share Results
Income per basic share:
Continuing operations (c) (e)	$0.97	$1.18	$0.95	$0.98	$4.25
Income per diluted share: Continuing
operations (c) (e)	$0.95	$1.16	$0.91	$0.93	$4.15
Dividends	$0.30	$0.30	$0.30	$0.30	$0.26
Book value	$9.28	$6.39	$5.44	$5.00	$4.78
Weighted average diluted shares
outstanding	522	435	443	456	493

Other Financial Information
Total assets	$7,246	$5,094	$4,487	$4,557	$5,034
Return on average assets (e)	8%	11%	9%	10%	42%
Working capital	$2,347	$1,330	$1,034	$1,049	$1,127
Current ratio	2.9	1.9	1.9	1.8	1.9
Capital expenditures	$306	$377	$487	$426	$401
Long-term debt	$547	$250	$400	$400	$550
Debt-to-equity ratio	11%	9%	17%	19%	25%
Shareholders’ equity	$4,860	$2,744	$2,316	$2,147	$2,167
Return on average shareholders’ equity (e)	13%	21%	19%	21%	99%
Comparable store sales increase
(decrease) (f)	3%	(3%)	5%	8%	6%

Stores and Associates at End of Year
Total number of stores open	4,036	4,614	5,129	5,023	5,382
Selling square feet	16,297	20,146	23,224	23,592	26,316
Number of associates	98,900	100,300	123,700	114,600	126,800

(a)	Fifty-three-week fiscal year.

(b)	Includes the results of the following companies up until their disposition/separation date: 1) Lane Bryant effective August 16, 2001; 2) Galyan’s Trading Co. (“Galyan’s”) effective August 31, 1999; 3) Limited Too effective August 23, 1999; and 4) Abercrombie & Fitch effective May 19, 1998.

(c)	As a result of its sale on November 27, 2002, Lerner New York’s (“Lerner”) operating results have been reflected as discontinued operations. Accordingly, Lerner’s results are excluded for all periods presented (see Note 3 to the Consolidated Financial Statements incorporated by reference herein).

(d)	Operating income includes the effect of special and nonrecurring items of ($33.8) million in 2002, $170.0 million in 2001, ($9.9) million in 2000 (see Note 4 to the Consolidated Financial Statements incorporated by reference herein), $23.5 million in 1999, and $1.740 billion in 1998.

(e)	In addition to the items discussed in (d) above, net income includes the effect of the following non-operating gains: 1) $6.1 million related to Charming Shoppes, Inc. in 2002; 2) $62.1 million related to Alliance Data Systems and Galyan’s in 2001 (see Note 1 to the Consolidated Financial Statements incorporated by reference herein); and 3) $11.0 million related to Galyan’s in 1999.

(f)	A store is typically included in the calculation of comparable store sales when it has been open 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more through the opening or closing of a second store.

DESCRIPTION OF THE EXCHANGE DEBENTURES

General

          The following is a summary of the terms of the exchange debentures. The exchange debentures will be issued under an indenture dated as of February 19, 2003 between us and The Bank of New York, as Trustee. This description is not complete and investors should refer to the indenture, a copy of which is available from us upon request and which has also been filed as an exhibit to the registration statement. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

Maturity, Interest, Form and Denomination

          The 6.95% exchange debentures due 2033 will initially be limited to $350,000,000 in aggregate principal amount. These debentures will mature on March 1, 2033 and will bear interest at the rate of 6.95% per annum.

          Interest will be payable semiannually on March 1 and September 1 of each year to holders of record of the exchange debentures on the preceding February 15 and August 15, respectively. If an interest payment date falls on a day that is not a business day, interest will be payable on the next succeeding business day with the same force and effect as if made on such interest payment date. Interest on the exchange debentures will be calculated on the basis of a 360-day year of twelve 30-day months.

          The exchange debentures will be issued in fully registered form in denominations of $1,000 and in integral multiples of $1,000.

Further Issues of the Same Series

          We may, from time to time, without the consent of the existing holders of the exchange debentures, issue additional debentures under the indenture having the same terms as the exchange debentures in all respects, except for the issue date, the issue price and the initial interest payment date. Any such additional debentures will be consolidated with and form a single series with the exchange debentures being offered by this prospectus.

          In addition to the exchange debentures, we may issue other series of debt securities under the indenture. There is no limit on the total aggregate principal amount of debt securities that we can issue under the indenture.

Ranking

          The exchange debentures will be our senior unsecured obligations and will rank on a parity with all our other senior unsecured unsubordinated indebtedness, including any other debt securities issued under the indenture.

Optional Redemption

          The exchange debentures will be redeemable in whole or in part, at our option, at any time at a redemption price equal to the greater of (l) 100% of the principal amount of the exchange debentures to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate as defined below, plus 35 basis points, plus accrued interest thereon to the date of redemption.

          “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to a maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount equal to the Comparable Treasury Price for such redemption date).

          “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the exchange debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such exchange debentures.

          “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

          “Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint.

          “Reference Treasury Dealers” means (1) J.P. Morgan Securities Inc. and its respective successors; provided, however, that if the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer, and (2) at our option, additional primary U.S. Government securities dealers (“Primary Treasury Dealers”) selected by us.

          “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

          Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of exchange debentures to be redeemed.

          Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the exchange debentures or portions thereof called for redemption.

Payment and Transfer

          The holders of exchange debentures may transfer or exchange their exchange debentures (other than exchange debentures represented by global debentures) for exchange debentures of the same series at the office of the transfer agent or agents as we may designate. Neither we nor the Trustee will impose any service charge for any transfer or exchange of an exchange debenture. However, we may ask the holders to pay any taxes or other governmental charges in connection with a transfer or exchange of exchange debentures. (Section 3.05)

Covenants

          We have agreed to some restrictions on our activities for the benefit of holders of debt securities issued under the indenture. The restrictive covenants summarized below will apply, unless the covenants are waived or amended, so long as any of the exchange debentures are outstanding. We have defined below the capitalized words used in describing the covenants. In the covenants, all references to us are to Limited Brands, Inc. only.

          “Subsidiary” means any corporation of which securities entitled to elect at least a majority of the corporation’s directors shall at the time be owned, directly or indirectly, by us or one or more other Subsidiaries, or by us and one or more other Subsidiaries. (Section 1.01)

          “Significant Subsidiary” means a Subsidiary (treated for purposes of this definition on a consolidated basis together with its Subsidiaries) which meets any of the following conditions: (i) our and our other Subsidiaries’ combined investments in and advances to the Subsidiary exceed ten percent of our and our Subsidiaries’ combined total assets consolidated as of the end of the most recently completed fiscal year; (ii) our and our Subsidiaries’ combined proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds ten percent of our and our Subsidiaries’ combined total assets consolidated as of the end of the most recently completed fiscal year; or (iii) our and our other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the Subsidiary exceeds ten percent of our and our Subsidiaries’ combined income consolidated for the most recently completed fiscal year. (Section 5.04)

          “Voting Stock” means capital stock the holders of which have general voting power under ordinary circumstances to elect at least a majority of the board of directors of a corporation; provided that, for the purpose of such definition, capital stock which carries only the right to vote conditioned on the occurrence of an event is not considered voting stock whether or not such event has occurred. (Section 5.04)

          Limitation on Liens. We have agreed that we will not, and we will not permit any Subsidiary to incur, issue, assume or guarantee any indebtedness for money borrowed if such indebtedness is secured by a pledge of, lien on or security interest in any shares of Voting Stock of any Significant Subsidiary, without providing that each series of debt securities issued under the indenture (together with any other of our or our Subsidiary’s debts or obligations ranking equally with such debt securities and then existing or created afterward) will be secured equally and ratably with such indebtedness. The foregoing limitation will not apply to indebtedness secured by a pledge of, lien on or security interest in any shares of Voting Stock of any corporation at the time it becomes a Significant Subsidiary. (Section 5.04)

          Limitation on Mergers and Sales of Assets. We have agreed not to consolidate with or merge into any other corporation or convey or transfer substantially all of our properties and assets to any other corporation, unless:

•	we are the successor corporation or the successor corporation expressly assumes by a supplemental indenture the obligations of the debt securities (in which case, except in the case of a lease, we will be discharged from the debt securities); and

•	immediately afterward, we or the successor corporation would not be in default in the performance of any covenant or condition of the indenture. (Sections 5.05 and 14.01)

Modification of the Indenture

          We and the Trustee may establish the forms and terms of any series of debt securities issuable under the indenture through one or more supplemental indentures without the consent of the holders of debt securities. With the consent of the holders of a majority of the aggregate principal amount of debt securities of a series, we and the Trustee may modify the indenture or any supplemental indenture to change the rights of the holders of the debt securities of the affected series. We may not make the following modifications unless the holder of each affected exchange debenture consents:

•	extend the fixed maturity of the exchange debenture;

•	reduce the interest rate or extend the time of interest payments;

•	reduce the principal or premium amount;

•	reduce the amount of the principal of original issue discount securities payable on any date;

•	change the currency in which principal, premium or interest payments are made; or

•	impair the right to bring lawsuits to enforce principal, premium or interest payments.

          No modification reducing the percentage required for modifications is effective without the consent of the holders of all debt securities of such series. No modification affecting the rights, duties or immunities of the Trustee is effective without the consent of the Trustee. (Sections 13.01 and 13.02)

Events of Default

          An Event of Default with respect to the exchange debentures occurs if:

•	we fail to pay interest when due on any exchange debenture for 30 days;

•	we fail to pay the principal or any premium on any exchange debenture when due;

•	we fail to perform any other covenant in the indenture and this failure continues for 90 days after we receive written notice of it (unless the covenant was solely for the benefit of a series of debt securities other than the exchange debentures); or

•	we or a court take certain actions relating to our bankruptcy or insolvency. (Section 6.01)

          The supplemental indenture or the form of security for a particular series of debt securities may include additional Events of Default or changes to the Events of Default described above. If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may require us to repay immediately the entire principal of the debt securities of such series. (Section 6.02) We are required to annually provide the Trustee with a statement of an officer stating that we were in compliance with the indenture during the preceding year. (Section 5.06)

          A default under our other indebtedness will not be a default under the indenture, and a default under one series of debt securities under the indenture will not necessarily be a default under another series. (Section 6.02)

          Under the indenture, the holders of a majority of the aggregate principal amount of the debt securities of any outstanding series can control certain actions of the Trustee and waive any past defaults with respect to such series. (Sections 6.02 and 6.06) Subject to the provisions in the indenture relating to its duties, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable security or indemnity. (Section 10.01)

          If an Event of Default occurs and continues, the Trustee under the indenture may apply any sums it holds or receives to reimburse itself for reasonable compensation and expenses it incurred prior to any payments to the holders of debt securities of any series. (Section 6.05)

          Before they can institute an action for a remedy under the indenture, the holders of a series of debt securities must provide the Trustee the following:

•	written notice of the occurrence of an Event of Default;

•	a request to take action from the holders of not less than 25% of the aggregate principal amount of the debt securities of such series; and

•	an offer satisfactory to the Trustee to provide security and indemnity against liabilities that might be incurred by taking action.

          These conditions do not apply to the right of the holders of debt securities to enforce principal, premium and interest payments when due.

Satisfaction and Discharge of the Indenture

          At our request, the Trustee will cancel the indenture if all sums due to the Trustee have been paid in full and:

•	all debt securities previously issued under the indenture have been cancelled or delivered to the Trustee for cancellation;

•	all outstanding principal, premium and interest payments have been paid; and

•	funds have been deposited with the Trustee at the maturity of the debt securities sufficient to pay in full the principal, premium and interest payments on all debt securities then outstanding. (Sections 11.01 and 11.02)

Defeasance

          We will be able to discharge all of our obligations under the exchange debentures, other than certain administrative obligations, by depositing cash and/or U.S. government obligations with the Trustee in an amount sufficient to make all remaining payments of principal, premium and interest on the exchange debentures when those payments are due. In the alternative, we can avoid having to comply with the restrictive covenants described above by making the same kind of deposit with the Trustee. We can exercise these defeasance and covenant defeasance rights if there is no ongoing Event of Default with respect to the exchange debentures at that time and upon compliance with certain other conditions specified in the indenture.

Concerning the Trustee

          The Trustee has loaned money to us and provided other services to us in the past and may do so in the future as a part of its regular business.

Governing Law

          The indenture and the exchange debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Restrictions on Transfer

          The exchange debentures will not be subject to restrictions on transfer.

THE EXCHANGE OFFER

          In a registration rights agreement between Limited Brands and the initial purchasers of the old debentures, we agreed to:

(1) use our reasonable best efforts to file with the SEC within 90 days after the initial issuance of the old debentures a registration statement relating to an offer to exchange the old debentures for securities with principal amount and terms identical in all material respects to the principal amount and terms of the old debentures, except that the new debentures will not contain terms with respect to transfer restrictions under the Securities Act or the payment of additional interest;

(2) use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days after the initial issuance of the old debentures;

(3) commence the exchange offer promptly after the exchange offer registration statement has been declared effective;

(4) use our reasonable best efforts to keep the exchange offer registration statement effective until six months following the closing of the exchange offer; and

(5) use our reasonable best efforts to cause the exchange to be completed within 210 days after the initial issuance of the old debentures.

          The registration rights agreement provides that if

•	we do not file with the SEC a registration statement which we are required to file under the registration rights agreement within the applicable 90-day period specified in the registration rights agreement and described above;

•	the SEC does not declare a registration statement effective within the applicable 180-day period specified in the registration rights agreement and described above;

•	we do not consummate the exchange offer within 210 days after the initial issuance of the old debentures; or

•	we have filed, and the SEC has declared effective, a shelf registration statement and at any time prior to the earlier of two years from the date the shelf registration is declared effective and such time as all the old debentures covered by the shelf registration statement have been disposed of under the shelf registration statement, the shelf registration statement ceases to be effective, or fails to be usable for its intended purpose without being succeeded within two business days by a post-effective amendment which cures the failure and that is itself immediately declared effective;

then additional interest will accrue on the old debentures in addition to the rate of 6.95%, from and including the date on which any such registration default shall occur to, but excluding, the date on which the registration default has been cured, at the rate of 0.25% per year, plus an additional 0.25% per year from and during any period in which the registration default has continued for more than 90 days, up to a maximum rate of 0.50% per year. In no event will the additional interest on the old debentures exceed 0.50% per year. Once we complete this exchange offer, we will no longer be required to pay additional interest on the old debentures.

          The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old debentures in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Debentures

          This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange old debentures which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to us old debentures as provided below, our acceptance of the old debentures will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of old debentures surrendered to us in the exchange offer, we will give you $1,000 principal amount of new debentures.

•	We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old debentures. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old debentures at their addresses listed in the trustee’s security register with respect to the old debentures.

•	The exchange offer expires at 5:00 p.m., New York City time, on May 29, 2003; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means May 29, 2003 or, if extended by us, the latest time and date to which the exchange offer is extended.

•	As of the date of this prospectus, $350,000,000 in aggregate principal amount of the old debentures were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old debentures being tendered.

•	Our obligation to accept old debentures for exchange in the exchange offer is subject to the conditions that we describe in the section called “Conditions to the Exchange Offer” below.

•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old debentures, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old debentures previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised with respect to such debentures. Any old debentures not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old debentures that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied.

•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old debentures as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of old debentures do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Old debentures which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “--Resale of the New Debentures.”

          Important rules concerning the exchange offer

          You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of old debentures tendered for exchange will be determined by Limited Brands in its sole discretion, which determination shall be final and binding.

•	We reserve the absolute right to reject any and all tenders of any particular old debentures not properly tendered or to not accept any particular old debentures which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old debentures either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old debentures in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of old debentures for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular old debentures either before or after the expiration date shall be final and binding on all parties.

•	Neither Limited Brands, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old debentures for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Debentures

          What to submit and how

          If you, as the registered holder of an old debenture, wish to tender your old debentures for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to The Bank of New York at the address set forth below under “Exchange Agent” on or prior to the expiration date.

          In addition,

(1) certificates for old debentures must be received by the exchange agent along with the letter of transmittal, or

(2) a timely confirmation of a book-entry transfer of old debentures, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or

(3) you must comply with the guaranteed delivery procedures described below.

          The method of delivery of old debentures, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old debentures should be sent to Limited Brands.

          How to sign your letter of transmittal and other documents

          Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old debentures being surrendered for exchange are tendered

(1) by a registered holder of the old debentures who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(2) for the account of an eligible institution.

          If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or

•	a commercial bank or trust company having an office or correspondent in the United States.

          If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old debentures, the old debentures must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old debentures and with the signature guaranteed.

          If the letter of transmittal or any old debentures or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by Limited Brands, proper evidence satisfactory to Limited Brands of its authority to so act must be submitted.

Acceptance of Old Debentures for Exchange; Delivery of New Debentures

          Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old debentures properly tendered and will issue the new debentures promptly after acceptance of the old debentures. See “Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

          In all cases, we will issue new debentures in exchange for old debentures that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for old debentures, or

•	a timely book-entry confirmation of transfer of old debentures into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•	a properly completed and duly executed letter of transmittal.

          If we do not accept any tendered old debentures for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old debentures in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged old debentures without expense to the tendering holder or, in the case of old debentures tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged old debentures will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

21

Book-Entry Transfer

          The exchange agent will make a request to establish an account with respect to the old debentures at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old debentures by causing DTC to transfer old debentures into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the old debentures so tendered will only be made after timely confirmation of book-entry transfer of old debentures into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering old debentures that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

          Although delivery of old debentures may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “—Exchange Agent” on or prior to the expiration date.

          If your old debentures are held through DTC, you must complete a form called “Instruction to Registered Holder and/or Book-Entry Participant,” which will instruct the DTC participant through whom you hold your debentures of your intention to tender your old debentures or not tender your old debentures. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of debentures until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your debentures. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

          If you are a registered holder of old debentures and you want to tender your old debentures but your old debentures are not immediately available, or time will not permit your old debentures to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

(1) the tender is made through an eligible institution,

(2) prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of old debentures

•	the amount of old debentures tendered

•	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old debentures, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

(3) the certificates for all physically tendered old debentures, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

          You can withdraw your tender of old debentures at any time on or prior to the expiration date.

          For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the old debentures to be withdrawn

•	the old debentures to be withdrawn

•	the principal amount of the old debentures to be withdrawn

•	if certificates for old debentures have been delivered to the exchange agent, the name in which the old debentures are registered, if different from that of the withdrawing holder

•	if certificates for old debentures have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution.

•	if old debentures have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old debentures and otherwise comply with the procedures of that facility.

          Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old debentures so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

          If you have properly withdrawn old debentures and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Old Debentures” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

          Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new debentures in exchange for, any old debentures and may terminate or amend the exchange offer, if at any time before the acceptance of old debentures for exchange or the exchange of the new debentures for old debentures, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

          That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time.

          In addition, we will not accept for exchange any old debentures tendered, and no new debentures will be issued in exchange for any old debentures, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

          The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver To:

The Bank of New York, Exchange Agent
Corporate Trust Operations
Reorganization Unit
101 Barclay Street – 7E
New York, New York 10286
Attn: Mr. William Buckley

Facsimile Transmissions:
(212) 298-1915

To Confirm by Telephone
or for Information:
(212) 815-5788

          Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

          The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

Transfer Taxes

          Holders who tender their old debentures for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new debentures in the name of, or request that old debentures not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Debentures

          Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new debentures would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on April 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

          However, any purchaser of old debentures who is an “affiliate” of Limited Brands or who intends to participate in the exchange offer for the purpose of distributing the new debentures

(1) will not be able to rely on the interpretation of the staff of the SEC,

(2) will not be able to tender its old debentures in the exchange offer and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the debentures unless that sale or transfer is made using an exemption from those requirements.

          By executing, or otherwise becoming bound by, the letter of transmittal each holder of the old debentures will represent that:

(1) it is not our “affiliate;”

(2) any new debentures to be received by it were acquired in the ordinary course of its business; and

(3) it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the new debentures.

          In addition, in connection with any resales of new debentures, any broker-dealer participating in the exchange offer who acquired debentures for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new debentures, other than a resale of an unsold allotment from the original sale of the old debentures, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new debentures.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

          A holder’s exchange of old debentures for new debentures in the exchange offer will not be a taxable exchange for United States federal income tax purposes. A holder exchanging an old debenture for a new debenture in the exchange offer will have the same adjusted basis and holding period in the new debenture as in the old debenture immediately before the exchange.

PLAN OF DISTRIBUTION

          Each broker-dealer that receives new debentures for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new debentures. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new debentures received in exchange for old debentures where old debentures were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of six months after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new debentures received by it in exchange for old debentures. In addition, until November 30, 2003, all dealers effecting transactions in the new debentures may be required to deliver a prospectus.

          We will not receive any proceeds from any sale of new debentures by broker-dealers. New debentures received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new debentures or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new debentures. Any broker-dealer that resells new debentures that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new debentures may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new debentures and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

          For a period of six months after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old debentures) other than commissions or concessions of any brokers or dealers or any taxes or other governmental charges in connection with a subsequent transfer or exchange of exchange debentures, and we will indemnify the holders of the old debentures (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

          The validity of the new debentures will be passed upon for us by Davis Polk & Wardwell, New York, New York.

EXPERTS

          The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended February 1, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

$350,000,000

LIMITED BRANDS, INC.

Offer to Exchange

6.95% Exchange Debentures due 2033

for

6.95% Debentures due 2033

PROSPECTUS

April 30, 2003